UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

TimkenSteel Corporation

(Name of Issuer)

Common Shares (without par value)

(Title of Class of Securities)

887399 10 3

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 887399 10 3	13G	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS TimkenSteel Corporation Savings and Investment Pension Plan
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Ohio
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,716,855
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,716,855
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.1%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) EP

CUSIP No. 887399 10 3	13G	Page 3 of 5 Pages

Item 1.   (a)   Name of Issuer

TimkenSteel Corporation

(b)	Address of Issuer’s Principal Executive Offices

1835 Dueber Ave. S.W., Canton, OH 44706

Item 2.  (a)   Name of Person Filing

TimkenSteel Corporation Savings and Investment Pension Plan

(b)	Address of Principal Business Office, or, if none, Residence

1835 Dueber Ave. S.W., Canton, OH 44706

(c)	Citizenship

Ohio

(d)	Title of Class of Securities

Common Shares (without par value)

(e)	CUSIP No.:

887399 10 3

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☒	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 887399 10 3	13G	Page 4 of 5 Pages

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 2,716,855

(b)	Percent of class: 6.1%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 2,716,855[1]

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 0[2]

Item 5. Ownership of Five Percent or Less of a Class

Not Applicable

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable

Item 8. Identification and Classification of Members of the Group

Not Applicable

[1]	Pursuant to the TimkenSteel Corporation Savings and Investment Pension Plan (the “Plan”), each Plan participant with an account balance in the TimkenSteel Corporation ESOP Stock Fund(the “TMST Stock Fund”) has the right to direct the vote of TimkenSteel common shares held by the Trustee for the participant’s account at any meeting of the shareholders of TimkenSteel Corporation. Shares for which the Trustee does not receive voting instructions from the participants are voted by the Trustee for the Plan in the same proportion as the shares for which voting instructions were received from Plan participants.
[2]	Pursuant to the Plan, each Plan participant, in his or her sole discretion, may make contributions to one or more investment funds, including the TMST Stock Fund. Matching contributions are made exclusively to the TMST Stock Fund. Under certain circumstances, a participant may elect a distribution of the value of his or her account in the Plan, including that portion of his or her account invested in the TMST Stock Fund. Distributions from the TMST Stock Fund will be made in cash unless the participant elects to have the value of the TMST Stock Fund distributed in whole TimkenSteel common shares (with any remaining fractional shares distributed in cash). Each participant has the right, in his or her sole discretion, to elect to transfer funds from one investment fund under the Plan to another (subject to certain restrictions on the transfer of that portion of certain participants’ accounts invested in the TMST Stock Fund attributable to matching contributions). Such distribution or transfer elections by participants may have the effect of requiring the Trustee of the Plan to dispose of TimkenSteel common shares.

CUSIP No. 887399 10 3	13G	Page 5 of 5 Pages

Item 9. Notice of Dissolution of Group

Not Applicable

Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2015

TimkenSteel Corporation Savings and Investment Pension Plan

By:	/s/ Frank A. DiPiero
Name:	Frank A. DiPiero
Title:	Executive Vice President, General Counsel & Secretary
TimkenSteel Corporation